                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                       BOSTON RESTAURANT ASSOCIATES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    101122109
           ----------------------------------------------------------
                                 (CUSIP Number)

                                September 9, 2005
           ----------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                         Dolphin Offshore Partners, L.P.
                       c/o Dolphin Asset Management Corp.
                              129 East 17th Street
                            New York, New York 10003
                            Telephone: (212) 982-5071
                              Attn: Peter E. Salas

                                 with a copy to:
--------------------------------------------------------------------------------

                                  Gary J. Simon
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 837-6000
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is
filing  this   schedule   because  of  secs.   240.13d-1(e),   240.13d-1(f)   or
240.13d-1(g), check the following box [ ].

            *The  remainder  of  this  cover  page  shall  be  filled  out for a reporting person's initial filing on this form with respect to the subject class of securities,  and for any subsequent  amendment  containing  information which would alter disclosures provided in a prior cover page.

            The  information  required on this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise  subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 2 OF 14        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Peter E. Salas                                                          |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 1,585,588                                        |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 1,585,588                                        |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,585,588                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 21.1%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | IN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 3 OF 14        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Management Inc.                                                 |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | Delaware                                                                |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 1,585,588                                        |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 1,585,588                                        |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,585,588                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 21.1%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | CO                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 4 OF 14        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Advisors, LLC                                                   |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | AF                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | Delaware                                                                |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,585,588                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 21.1%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | CO                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 5 OF 14        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Offshore Partners, L.P.                                         |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | WC                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 1,585,588                                        |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 1,585,588                                        |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,585,588                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 21.1%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | PN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 6 OF 14        |
 -----------------------                                  ---------------------

 ------------------------------------------------------------------------------
| 1  | NAME OF REPORTING PERSONS                                               |
|    | Dolphin Direct Equity Partners, L.P.                                    |
|    | S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS                      |
|    | (Intentionally Omitted)                                                 |
|----|-------------------------------------------------------------------------|
| 2  | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |X|   |
|    |                                                              (b)  |_|   |
|----|-------------------------------------------------------------------------|
| 3  | SEC USE ONLY                                                            |
|----|-------------------------------------------------------------------------|
| 4  | SOURCE OF FUNDS                                                         |
|    | WC                                                                      |
|----|-------------------------------------------------------------------------|
| 5  | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                |
|    | PURSUANT TO ITEMS 2(d) OR 2(e)                                    |_|   |
|----|-------------------------------------------------------------------------|
| 6  | CITIZENSHIP OR PLACE OF ORGANIZATION                                    |
|    | U.S.                                                                    |
|----------------------------------------------------------------------------- |
|                      |  7 | SOLE VOTING POWER                                |
|                      |    | 0                                                |
|     NUMBER OF        |----|--------------------------------------------------|
|      SHARES          |  8 | SHARED VOTING POWER                              |
|   BENEFICIALLY       |    | 0                                                |
|     OWNED BY         |----|--------------------------------------------------|
|       EACH           |  9 | SOLE DISPOSITIVE POWER                           |
|    REPORTING         |    | 0                                                |
|   PERSON WITH        |----|--------------------------------------------------|
|                      | 10 | SHARED DISPOSITIVE POWER                         |
|                      |    | 0                                                |
|----------------------------------------------------------------------------- |
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON            |
|    | 1,585,588                                                               |
|----|-------------------------------------------------------------------------|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    |_|   |
|    | SHARES*                                                                 |
|----|-------------------------------------------------------------------------|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                      |
|    | 21.1%                                                                   |
|----|-------------------------------------------------------------------------|
| 14 | TYPE OF REPORTING PERSON*                                               |
|    | PN                                                                      |
 ------------------------------------------------------------------------------

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 7 OF 14        |
 -----------------------                                  ---------------------

ITEM 1.     SECURITY AND ISSUER

            The class of equity security to which this statement  relates is the common stock, $.01 par value per share (the "COMMON STOCK") of Boston Restaurant
Associates,  Inc., a Delaware  corporation (the  "COMPANY").  The address of the principal  executive offices of the Company is 999 Broadway,  Suite 400, Saugus,
MA 01906.

ITEM 2.     IDENTITY AND BACKGROUND

            This  statement  is being  jointly  filed  by each of the  following persons  pursuant to Rule 13d-1(k)  promulgated  by the  Securities and Exchange
Commission (the "Commission")  pursuant to Section 13 of the Securities Exchange
Act of 1934,  as amended (the  "Exchange  Act"):  Peter E. Salas ("Mr.  Salas"),
Dolphin Management Inc., a New York corporation ("Dolphin Management"),  Dolphin
Advisors,  LLC,  a New York  limited  liability  company  ("Dolphin  Advisors"),
Dolphin  Offshore  Partners,  L.P.,  a Delaware  limited  partnership  ("Dolphin
Offshore"),  and  Dolphin  Direct  Equity  Partners,  L.P.,  a Delaware  limited partnership ("Dolphin Direct"). Mr. Salas, Dolphin Management, Dolphin Advisors,
Dolphin  Offshore  and  Dolphin  Direct  are  collectively  referred  to as  the
"Reporting Persons." Mr. Salas is a United States citizen.

            The principal  business  address of Mr. Salas,  Dolphin  Management,
Dolphin  Advisors,  Dolphin  Offshore  and Dolphin  Direct is c/o Dolphin  Asset
Management Corp., 129 East 17th Street, New York, New York 10003.

            Dolphin  Offshore and Dolphin Direct are private  investment  funds.
Dolphin Management is the sole managing partner of Dolphin Offshore and the sole managing  member of Dolphin  Advisors.  Dolphin  Advisors  is the sole  managing general partner of Dolphin Direct.  The principal business of Dolphin Management is to serve as  investment  manager to Dolphin  Offshore,  Dolphin  Advisors and certain other entities.  The principal  business of Dolphin Advisors is to serve as investment  manager to Dolphin Direct.  Mr. Salas is the sole shareholder and
President of Dolphin  Management.  The principal business of Mr. Salas is to act as the sole shareholder and President of Dolphin Management and as the principal of investment funds.

            During the past five years,  none of the  Reporting  Persons and, to the  knowledge  of the  Reporting  Persons,  none of the  executive  officers or directors of the  Reporting  Persons,  if  applicable,  has been  convicted in a criminal proceeding (excluding traffic violations or similar  misdemeanors),  or has been a party to a civil proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            As of March 31, 1999,  each of Mr.  Salas,  Dolphin  Management  and
Dolphin Offshore was deemed to beneficially own 1,025,000 shares of Common Stock

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 8 OF 14        |
 -----------------------                                  ---------------------

by virtue of the record  ownership  by  Dolphin  Offshore  of 995,000  shares of
Common  Stock and warrants to purchase  30,000  shares of Common  Stock,  all of which warrants have expired.

            On January 20, 2005,  Dolphin Offshore  purchased  470,588 shares of the Company's Series A Participating  Preferred Stock,  $.01 par value per share
(the "PREFERRED  STOCK"),  in a private  transaction  pursuant to a subscription agreement  between Dolphin Offshore and the Company.  A copy of the subscription agreement is incorporated by reference herein as Exhibit 1. Each share of Series
A  Participating  Preferred  Stock may be converted at any time at the option of the holder of such share into one share of Common Stock.  Dolphin  Offshore paid
$0.85  per  share,  for an  aggregate  cash  purchase  price to the  Company  of
$400,000.  In connection  with the purchase,  the Company  agreed  pursuant to a rights  agreement  between  the  Company  and  Dolphin  Offshore  and the  other investors  in the  Preferred  Stock to (i)  register the resale of the shares of
Common Stock issuable upon the conversion of the shares of Preferred  Stock upon demand of a  sufficient  number of the holders of the  Preferred  Stock and (ii)
include  such  shares  of Common  Stock in any  registration  statement  for the benefit of the Company or any third party upon request of a sufficient number of the holders of the Preferred  Stock.  The rights agreement also provides certain other benefits to the purchasers,  including Dolphin Offshore,  of the Preferred
Stock. A copy of the rights  agreement is  incorporated  by reference  herein as
Exhibit 2.

            As of the date hereof,  each of Mr. Salas,  Dolphin  Management  and
Dolphin  Offshore is deemed to beneficially own 1,585,588 shares of Common Stock by virtue of the record ownership by Dolphin Offshore of the 1,115,000 shares of
Common Stock and 470,588  shares of  Preferred  Stock  referred to above,  which
Preferred Stock is convertible into 470,588 shares of Common Stock.

DESCRIPTION OF RIGHTS AGREEMENT

            DEMAND  REGISTRATION.  If one or more holders of at least 60% of the shares of Common Stock  issued and issuable  upon  conversion  of the  Preferred
Stock (the "Registrable Securities") shall notify the Company in writing that it or they  intend to offer or cause to be offered  for public sale at least 50% of
the  Registrable  Securities,   the  Company  will  so  notify  all  holders  of
Registrable  Securities,  including  all  holders  who have a right  to  acquire
Registrable Securities.  Upon written request of any holder given within 10 days after the  receipt by such holder  from the  Company of such  notification,  the
Company  will  use  commercially   reasonable  efforts  to  cause  such  of  the
Registrable  Securities as may be requested by any holder thereof (including the holder or holders giving the initial notice of intent to offer) to be registered under the Securities Act of 1933 as expeditiously as possible PROVIDED, HOWEVER, that the  estimated  market value of  Registrable  Securities  to be sold in any registration made pursuant to this requirement  shall be at least $500,000.  The
Company shall not be required to effect more than one  registration  pursuant to this requirement.  If the Company  determines to include shares to be sold by it in any such  registration  statement,  it shall  not be  deemed  to have  been a registration under this requirement Agreement, unless the holders of Registrable
Securities  are  able to  include  in  such  registration  statement  all of the
Registrable Securities initially requested for inclusion therein.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 9 OF 14        |
 -----------------------                                  ---------------------

            If,  prior to the time of any  request  by  holders  of  Registrable
Securities  pursuant to the  foregoing  requirement,  the  Company has  publicly announced its intention to register any of its securities for a public  offering under the Securities  Act of 1933, no  registration  of  Registrable  Securities shall be  initiated  pursuant  to this  requirement  until  180 days  after  the effective date of the registration so announced, unless the Company is no longer proceeding diligently to effect such registration.

            The  Company  may include in each such  registration  statement  any authorized but unissued shares of Common Stock (or authorized  treasury  shares)
for sale by the Company  and the  holders may include in each such  registration statement shares of Common Stock held by such holders;  PROVIDED,  HOWEVER, that any such  shares of  Common  Stock to be  offered  by the  Company  shall not be included to the extent that the  managing  underwriter  of the  offering (if the offering  is  underwritten)  or the  holders  of a majority  of the  Registrable
Securities who requested the registration (if the offering is not underwritten), determine(s)  in good faith  that the  inclusion  of such  Company  shares  will interfere  with the  successful  marketing of the  Registrable  Securities to be included in the registration  statement. If a requested registration involves an underwritten  public  offering and the  managing  underwriter  of such  offering determines  in good  faith that the  number of  securities  sought to be offered should be limited due to market conditions,  then the number of securities to be included  in such  underwritten  public  offering  shall be  reduced to a number deemed satisfactory by such managing  underwriter,  PROVIDED that the securities to be excluded  shall be  determined  in the  following  order of priority:  (i)
securities  other than the  Registrable  Securities  held by such holders,  (ii)
securities  held by any person  (other  than the holder)  having a  contractual, incidental  "piggy  back" right to include  such  securities  in a  registration statement,  (iii) securities offered on behalf of the Company,  (iv) Registrable
Securities  of  such  holders  who  did  not  make  the  original   request  for
registration  and,  if  necessary,  (v)  Registrable  Securities  of holders who requested such registration pursuant to the foregoing requirement. If there is a reduction of the number of  Registrable  Securities  pursuant to clauses (iv) or
(v), such reduction  shall be made on a pro rata basis (based upon the aggregate number of Registrable Securities held by such holders).

            The Company  shall not be  obligated  to  register,  pursuant to the foregoing  requirement,  the Registrable Securities of any such holder who fails promptly to provide the Company such  information  as the Company may reasonably request at any time to enable the Company to comply with any  applicable  law or regulation or to facilitate preparation of the registration statement.

            PIGGYBACK   REGISTRATION.   In  addition  to  the  foregoing  demand
registration  rights, if at any time the Company shall determine to register any of its  securities  under the Securities  Act of 1933,  including  pursuant to a demand of any stockholder of the Company exercising  registration  rights, other than certain excluded registrations, it shall send to each holder of Registrable
Securities,  including  each  holder  who has the right to  acquire  Registrable
Securities,  written  notice of such  determination.  If  within  10 days  after receipt of such  notice,  such holder  shall so request in writing,  the Company will,  subject to the  limitations  noted  below,  use  commercially  reasonable efforts  to  include  in  such  registration  statement  all or any  part of the
Registrable Securities such holder requests to be registered therein.

                                  SCHEDULE 13D
 -----------------------                                  ---------------------
| CUSIP NO. 101122109   |                                | PAGE 10 OF 14       |
 -----------------------                                  ---------------------

            If an offering  subject to these rights  involves an underwriting of
Common Stock to be issued by the Company and the managing  underwriter imposes a limitation on the number of shares of such Common Stock which may be included in any such registration  statement  because,  in its judgment,  such limitation is necessary  to effect an orderly  public  distribution,  and such  limitation  is imposed pro rata with respect to all  securities  whose holders have a piggyback right to include such securities in the  registration  statement and as to which inclusion has been requested  pursuant to such right,  then the Company shall be obligated  to  include  in  such  registration  statement  only  the  amount  as determined in good faith by the managing underwriters.

            If a holder of  Registrable  Securities  requests  inclusion of such shares in a registration  statement  under these  piggyback  rights,  the holder shall  agree to  participate  in any  arrangements  (including  underwriting  or selected  dealer  arrangements)  established by the Company or the other parties which initiated the registration in which the holders are participating.

            PARTICIPATION IN FUTURE OFFERINGS.  In order to afford each investor in the Preferred Stock,  including Dolphin Offshore, the opportunity to maintain its percentage ownership interest in the Company, the Company will offer to each investor the opportunity to acquire any capital stock that may be offered by the
Company  from  time to time  (the "New  Shares"),  pursuant  to the terms of the rights  agreement.  This  participation  right does not apply to:  capital stock issued as a stock  dividend  to holders of stock of the same  class;  the shares issued upon  conversion  of the  Preferred  Stock;  shares of Common  Stock,  or options  exercisable,  issued  after  the date of the  agreement  to  directors, officers, employees or consultants of the Company and any subsidiary pursuant to any qualified or non-qualified  stock option plan or other equity incentive plan approved  by  the  Board  of  Directors  of  the  Company  administered  by  the compensation committee of such Board;  securities issued solely in consideration for the  acquisition  (whether by merger or  otherwise) by the Company of all or substantially all of the capital stock or assets of any other entity; securities offered by the Company in a public offering which is registered  under Section 6 of the Securities Act of 1933; or securities  issued solely in consideration for the grant by or to the Company of marketing rights, distribution rights, license rights or similar  rights granted by or to the Company in  consideration  of the exchange of proprietary technology,  whether of the Company or any other entity,
provided  that  such  transaction  is  an  arm's  length   transaction  with  an
unaffiliated person.

            The Company  shall  deliver  written  notice to each investor of the terms and conditions of each  transaction  pursuant to which the Company intends to issue New Shares.  Such notice shall be delivered to each  investor not later than 30 days  prior  to the  date  upon  which  any  such  transaction  is to be consummated.  Any  investor  may  accept  any such  offer in whole or in part by delivering to the Company a written agreement to make such purchase, executed by that  investor,  specifying the amount of the securities to be purchased by that investor,  not later than 15 days  following the date of receipt by the investor of such notice.  The terms and  conditions,  price,  timing of closing and other provisions of such  agreement by the investor shall be not less favorable to the
Company than those of the other agreement to purchase such New Shares.

            The amount of New Shares to be offered to each investor for purchase pursuant to this  participation  right shall,  with respect to each  transaction subject  hereto,  be calculated by multiplying  (i) the aggregate  number of New

                                  SCHEDULE 13D
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Shares to be offered, times (ii) the percentage ownership of Common Stock of the
Company  which would be held by such  investor on the date of this  Agreement if
all  of  such  shares  were  immediately   converted  into  Common  Stock.  Each
transaction or proposed  issuance under this  participation  right is a separate transaction.  The  failure of any  investor  to exercise in whole or in part any prior offer shall not increase its rights with respect to any future transaction subject  hereto,  and the rights of any investor with respect to any transaction are reduced pro rata to the extent that that Investor acquires securities of the
Company by participating directly in such transaction.

            The  descriptions  of the matters and agreements set forth above are qualified in their  entirety by reference to the copies of the  agreements  that are included as exhibits herein or filed with the SEC by the Company.

ITEM 4.     PURPOSE OF THE TRANSACTION

            Dolphin  Offshore  purchased the foregoing shares of Preferred Stock because of its belief that the Company represents an attractive investment based on the business prospects and strategy of the Company.

            Dolphin  Advisors,  on behalf of Dolphin  Direct,  has  submitted  a non-binding,  exploratory proposal to acquire the Company's  outstanding capital stock  for a  purchase  price of at least $5  million  in cash,  a copy of which proposal  is  attached  hereto as Exhibit 3. The  Reporting  Persons  note that, although  Dolphin Direct has engaged in  discussions  with certain other parties relating to the  proposal  as  disclosed  therein,  it has not formed a group as defined in Rule 13d-5(b) under the Exchange Act with any other person.

            Other than as set forth in such proposal, the Reporting Persons have no present plans or proposals  that relate to or that would result in any of the actions  specified  in clauses (a) through (j) of Item 4 of Schedule  13D of the
Exchange  Act.  Nonetheless,  at any time the  Reporting  Persons may  formulate different or additional plans or proposals  relating to the Company,  including, among other things, entering into privately negotiated sales of shares of Common
Stock or acquisitions of additional shares of Common Stock,  making  open-market sales or  purchases,  proposing  a  business  combination  transaction  with the
Company  or  making  a  tender  offer  for  some or all of the  Common  Stock or
Preferred Stock. It is also possible that the Reporting  Persons will decide not to pursue the proposal or any other such transaction.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

            As of the  date  of this  Schedule  13D,  as  discussed  above,  the
Reporting  Persons may be deemed to be a group as defined in Rule 13d-5(b) under the  Exchange  Act and, as such a group,  may be deemed to  beneficially  own an aggregate of 1,585,588 shares of Common Stock,  which  constitute  approximately
21.1% of the  outstanding  shares  Common  Stock,  based on 7,035,170  shares of
Common Stock  outstanding  as of August 26, 2005 pursuant to the Company's  Form
10-Q for the fiscal  quarter  ended June 30, 2005, on which are based all of the percentages  of  outstanding  shares of  Common  Stock  set  forth  herein.  The

                                  SCHEDULE 13D
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foregoing  and all other  amounts of  beneficial  ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("RULE 13d-3").

            As of the date hereof,  Mr. Salas, by virtue of his  relationship to
Dolphin  Management,  may be deemed to beneficially  own all 1,585,588 shares of
Common Stock  referred to above,  which  constitute  approximately  21.1% of the outstanding shares of Common Stock. As of the date hereof,  Dolphin  Management, by virtue of its relationship with respect to Dolphin Offshore, may be deemed to beneficially own all 1,585,588  shares of Common Stock referred to above,  which constitute  approximately 21.1% of the outstanding shares of Common Stock. As of the date  hereof,  Dolphin  Offshore,  by virtue of its  ownership  of record of
1,115,588  shares of Common Stock and 470,588 shares of Preferred  Stock,  which are convertible into the same number of shares of Common Stock, may be deemed to beneficially own the 1,585,588  shares of Common Stock referred to above,  which shares constitute approximately 21.1% of the outstanding shares of Common Stock.
As of the date hereof,  Dolphin Advisors and Dolphin Direct,  by virtue of being deemed members of the group referred to above, may be deemed to beneficially own all  1,585,588  shares of Common  Stock  referred  to  above,  which  constitute approximately  21.1% of the  outstanding  shares  of Common  Stock.  Each of Mr.
Salas,  Dolphin  Management,  Dolphin  Offshore,  Dolphin  Advisors  and Dolphin
Direct,  without implying the beneficial  ownership of Common Stock by any other
Reporting Person other than as expressly set forth herein,  disclaims beneficial ownership of any shares  beneficially  owned by any other Reporting  Person.  In addition,  each of Dolphin  Advisors  and Dolphin  Direct  disclaims  beneficial ownership of any of the shares referred to herein.

      (b) By  virtue  of the  foregoing  relationships,  Mr.  Salas is deemed to solely have, and each of Dolphin  Management  and Dolphin  Offshore is deemed to share,  the power to vote or direct  the vote of,  and to  dispose or direct the disposition  of, the shares of Common Stock  referred to above.  Although  being deemed  members of the group  referred to above,  neither  Dolphin  Advisors nor
Dolphin  Direct  has or shares  the  power to vote or direct  the vote of, or to dispose or direct the  disposition  of, the shares of Common  Stock  referred to above.  Nonetheless,  Dolphin  Advisors  and  Dolphin  Direct  may be  deemed to beneficially own the shares referred to above.

      (c) The 470,588  shares of Preferred  Stock,  which are  convertible  into
470,588 shares of Common Stock,  were purchased by Dolphin Offshore as described above.

      (d) Each of the  Reporting  Persons  affirms that no person other than the
Reporting Persons has the right to receive or the power to direct the receipt of dividends  from,  or the  proceeds  from the sale of, the shares of Common Stock deemed to be beneficially owned by such Reporting Person or the Preferred Stock.

      (e) Not applicable.

                                  SCHEDULE 13D
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ITEM 6.     CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
            RESPECT TO SECURITIES OF THE ISSUER

            As described in Item 4, the 470,588  shares of Preferred  Stock were purchased in connection  with the Company's  private  placement of the Preferred
Stock,  which was consummated on January 20, 2005. The Reporting  Persons retain complete,  independent economic control over their respective investments in the
Preferred Stock and the owned shares of Common Stock as contemplated herein, and none  of them  has  made  any  specific  agreement,  commitment  or  arrangement regarding  disposition  thereof of or the shares of Common Stock  issuable  upon conversion of the Preferred Stock.

            Pursuant to Rule  13d-1(k)  promulgated  under the Exchange Act, the
Reporting  Persons  have  entered  into an  agreement  with respect to the joint filing of this  Schedule  13D and any  amendment  or  amendments  hereto,  which agreement is included as an exhibit hereto.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.  Subscription  Agreement between Dolphin Offshore Partners,  L.P. and
            Boston  Restaurant  Associates,  Inc.  dated as of January 20, 2005.
            Incorporated  by  reference  to Exhibit 3 to the  Company's  Current
            Report on Form 8-K dated January 20, 2005.

Exhibit 2.  Rights Agreement between Dolphin Offshore Partners,  L.P. and Boston
            Restaurant   Associates,   Inc.   dated  as  of  January  20,  2005.
            Incorporated  by  reference  to Exhibit 1 to the  Company's  Current
            Report on Form 8-K dated January 20, 2005.

Exhibit 3.  Letter to Boston  Restaurant  Associates,  Inc. on behalf of Dolphin
            Direct Equity Partners, L.P. dated September 9, 2005.

Exhibit 4.  Schedule 13D Joint Filing Agreement.

                                  SCHEDULE 13D
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| CUSIP NO. 101122109   |                                | PAGE 14 OF 14       |
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of our  knowledge  and belief,  we certify that the  information  set forth in this  statement is true, complete  and correct.  Pursuant to Rule  13d-1(k)(1),  each of the  undersigned agrees that this statement is filed on behalf of each of us.

September 22, 2005

                                        /s/ Peter E. Salas
                                        ----------------------------------------
                                            PETER E. SALAS

                                     DOLPHIN MANAGEMENT INC.

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name: Peter E. Salas
                                     Its:  President

                                     DOLPHIN OFFSHORE PARTNERS, L.P.

                                     By:  Dolphin Management Inc.
                                     Its: Managing Partner

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name: Peter E. Salas
                                     Its:  President

                                     DOLPHIN ADVISORS, LLC

                                     By: Dolphin Management Inc.
                                     Its: Managing Member

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name: Peter E. Salas
                                     Its:  President

                                     DOLPHIN DIRECT EQUITY PARTNERS, LP

                                     By:  Dolphin Advisors, LLC
                                     Its: Managing Partner

                                     By:  Dolphin Management, Inc.
                                     Its: Managing Member

                                     By: /s/ Peter E. Salas
                                        ----------------------------------------
                                     Name: Peter E. Salas
                                     Its:  President